The Registrant has requested confidential treatment of this response letter pursuant to Rule 83 of the Securities and Exchange Commission.

March 5, 2021

Melissa Gilmore

Andrew Blume

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	V.F. Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended March 28, 2020
Form 10-Q for the Quarter Ended December 26, 2020
Form 8-K Furnished January 27, 2021
File No. 001-05256

Dear Ms. Gilmore and Mr. Blume:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in your letter dated February 22, 2021 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended March 28, 2020, Form 10-Q for the quarter ended December 26, 2020 and Form 8-K furnished on January 27, 2021.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter that have been omitted and, where applicable, have been marked with asterisks to denote where omissions have been made. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

We are responding to comments from the Staff received in the Comment Letter. For ease of reference in this letter, each of your comments appears in italics directly above the Company’s related response.

CONFIDENTIAL TREATMENT REQUESTED BY V.F. CORPORATION

CIK No. 0000103379

VF CORPORATION | 1551 Wewatta St., Denver, CO 80202 | VFC.com

The Registrant has requested confidential treatment of this response letter pursuant to Rule 83 of the Securities and Exchange Commission.

Form 10-K for the Fiscal Year Ended March 28, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Long-Lived Assets, Including Intangible Assets and Goodwill

Testing of Indefinite-Lived Assets and Goodwill, page 42

1.

We note that you performed quantitative impairment tests of both the Timberland reporting unit goodwill and the Timberland indefinite-lived trademark during the fourth quarter of fiscal 2020. You disclose that the tests resulted in a goodwill impairment charge of $323.2 million and an estimated fair value of the trademark exceeding its carrying amount “by a significant amount.” Given the different outcomes of these impairment tests, please clarify why the trademark had a fair value significantly exceeding its carrying value. Consider disclosing the specific factors or assumptions used in the estimated fair value of your trademark.

Response:

The quantitative impairment analysis of the Timberland indefinite-lived trademark intangible asset as of March 28, 2020 resulted in an estimated fair value that exceeded its carrying amount by approximately 35%. For reference, the revenue projections used in the different valuation methods were substantially the same. The key differences between the quantitative analysis of the Timberland indefinite-lived trademark intangible asset as compared to the quantitative impairment analysis of the Timberland reporting unit that drove the different outcomes included:

•

The carrying value of the Timberland indefinite-lived trademark intangible asset as of March 28, 2020 of $1.0 billion was significantly lower than the carrying value of the Timberland reporting unit, including goodwill prior to impairment, of $2.0 billion and thus a significantly lower estimated fair value was required to recover the carrying value of the trademark;

•

Financial projections used in the quantitative impairment analysis of the Timberland indefinite-lived trademark intangible asset are limited to revenues given the nature of the relief-from-royalty method, and thus are not burdened by operating expenses included in the discounted cash flows for the quantitative impairment analysis of the Timberland reporting unit. As such, there was no impact to the estimated fair value of the Timberland indefinite-lived trademark intangible asset from the near-term decrease in profitability, primarily resulting from COVID-19, when compared to the income approach used for the quantitative impairment analysis of the Timberland reporting unit;

CONFIDENTIAL TREATMENT REQUESTED BY V.F. CORPORATION

CIK No. 0000103379

VF CORPORATION | 1551 Wewatta St., Denver, CO 80202 | VFC.com

The Registrant has requested confidential treatment of this response letter pursuant to Rule 83 of the Securities and Exchange Commission.

•

Tax rates used in the quantitative impairment analysis of the Timberland indefinite-lived trademark intangible asset over the period covered by the financial projections range from 11.3% to 14.9% based on the statutory rate for the country where the intellectual property is domiciled. This compares to a tax rate of 22.5% used in the income approach for the quantitative impairment analysis of the Timberland reporting unit, which is based on statutory rates for the countries in which the brand operates. The difference in tax rates resulted in a higher value of after-tax royalty income under the relief-from-royalty method of approximately $125 million; and

•

The estimated fair value of the Timberland indefinite-lived trademark intangible asset reflects the tax amortization benefit related to amortizing the intangible asset for tax purposes, which provides incremental value (approximately $116 million) not considered in the income approach used for the quantitative impairment analysis of the Timberland reporting unit.

In response to the Staff’s comment, we respectfully submit that we believe our disclosures included in the “Timberland Reporting Unit and Indefinite-Lived Intangible Asset Impairment Analysis” section on page 43 of our Form 10-K for the fiscal year ended March 28, 2020 appropriately provide key factors and assumptions used in the quantitative impairment analysis of the Timberland indefinite-lived trademark intangible asset similar to that provided for the Timberland reporting unit. As noted in the considerations above, the primary assumption difference between the Timberland quantitative impairment analyses relates to the different tax rates used, which we note in the key assumptions disclosed in our Form 10-K. The other differences relate to the nature of the valuation methods and the carrying values of the balances being reviewed.

Form 10-Q for the Quarter Ended December 26, 2020

Notes to the Consolidated Financial Statements

Note 1 - Basis of Presentation, page 11

2.

We note that on January 21, 2020, you announced your decision to explore the divestiture of your Occupational Workwear business and that it met the held-for-sale and discontinued operations criteria. You disclosed in your fiscal year 2020 Form 10-K that you expected to divest the business in the next twelve months. Please tell us what consideration you gave to ASC 205-20-45-1 when determining that these assets should still be classified as held-for-sale, given the extended length of time that they have been classified as such. In your response, include an assessment of the probability that a sale will be consummated and the anticipated timing.

CONFIDENTIAL TREATMENT REQUESTED BY V.F. CORPORATION

CIK No. 0000103379

VF CORPORATION | 1551 Wewatta St., Denver, CO 80202 | VFC.com

The Registrant has requested confidential treatment of this response letter pursuant to Rule 83 of the Securities and Exchange Commission.

Response:

As of March 28, 2020, the Occupational Workwear business met the held-for-sale and discontinued operations accounting criteria, which was after the public announcement on January 21, 2020 regarding our plans to explore the divestiture. We concluded that it was probable that a sale of the Occupational Workwear business would be completed within one year based on initial market interest in the business, the fact that our estimated market price was reasonable in relation to the estimated fair value of the business, and our recent history of successfully completing the divestitures of other businesses within one year, including the Reef® brand business sold in October 2018, the Nautica® brand business sold in April 2018 and the Licensing business sold in April 2017.

Subsequent to the initial classification of the Occupational Workwear business as held-for-sale and discontinued operations, we maintained an active program to complete a sale of the business, identified multiple interested parties and engaged in discussions with potential buyers, including certain advanced negotiations; however, a signed agreement to complete a sale has not been consummated. [***]

We assessed the classification of the Occupational Workwear business as held-for-sale and discontinued operations as of December 26, 2020 in connection with our quarterly report on Form 10-Q based on the latest information regarding our ability to complete a sale, including the criteria set forth in ASC 205-20-45-1E, and we concluded that the classification remained appropriate while also noting the one-year period from initial classification as held-for-sale and discontinued operations had not lapsed. While we considered all of the classification criteria, we placed particular emphasis on the probability of sale and the reasonableness of the price range being actively marketed compared to prevailing market conditions.

We also considered the criteria set forth in ASC 205-20-45-1G which states “events or circumstances beyond an entity’s control may extend the period required to complete the sale of an entity to be sold beyond one year” and provides exceptions to the one-year requirement in ASC 205-20-45-1E(d), specifically ASC 205-20-45-1G(c) that acknowledges “if during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result, an entity to be sold previously classified as held for sale is not sold by the end of that period.” [***]

Based on our assessment, we believed a sale continued to be probable at December 26, 2020 and that we would be able to complete the divestiture within one year.

[***]

CONFIDENTIAL TREATMENT REQUESTED BY V.F. CORPORATION

CIK No. 0000103379

VF CORPORATION | 1551 Wewatta St., Denver, CO 80202 | VFC.com

The Registrant has requested confidential treatment of this response letter pursuant to Rule 83 of the Securities and Exchange Commission.

Form 8-K Furnished January 27, 2021

Exhibit 99

Reconciliation of Select GAAP Measures to Non-GAAP Measures

3.

We note your non-GAAP measures exclude costs related to “specified strategic business decisions,” comprised of “cost optimization” activities indirectly related to the “strategic review” of your Occupational Workwear business, costs related to strategic business decisions and “planned business model changes” in South America, and the operating results of jeanswear wind down activities following the spin-off of Kontoor Brands. We further note your disclosure on page F-23 of your fiscal year 2020 Form 10-K that certain overhead and segment costs previously allocated to the Jeans business for segment reporting did not qualify for discontinued operations and have been reallocated to continuing operations. Please tell us your basis for excluding these specified strategic business decisions costs in your non-GAAP measures and your consideration of Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In particular, tell us how the excluded items do not represent standard cash expenses necessary to operate your business.

Response:

The disclosure included on page F-23 of our fiscal year 2020 Form 10-K referenced in the Staff’s comment relates to items that are not clearly identifiable as costs of the Company’s discontinued operations and will continue to be recognized on an ongoing basis, thus considered to be retained costs of the Company. These amounts primarily relate to allocations of shared-service costs of functions including information technology, finance, human resources, and other corporate activities. These activities are considered normal operating expenses and thus have been reported within the Company’s continuing operations in the current and all historical reporting periods as presented in our filed Form 10-K’s, Form 10-Q’s and furnished Form 8-K’s. Furthermore, to clarify, these retained costs are not excluded as part our non-GAAP financial measures and thus are not reflected in the activity referenced in the Staff’s comment related to the “Reconciliation of Select GAAP Measures to Non-GAAP Measures” provided in our earnings release furnished on Form 8-K. The Company recognizes these retained costs do represent standard cash expenses as necessary to operate our business.

CONFIDENTIAL TREATMENT REQUESTED BY V.F. CORPORATION

CIK No. 0000103379

VF CORPORATION | 1551 Wewatta St., Denver, CO 80202 | VFC.com

The Registrant has requested confidential treatment of this response letter pursuant to Rule 83 of the Securities and Exchange Commission.

The activities referenced in the Staff’s comment related to “specified strategic business decisions” costs that have been excluded as part of our non-GAAP financial measures in fiscal 2021 primarily represent costs of projects and actions indirectly related to the strategic review of the Occupational Workwear business, which represent approximately $52 million on a pre-tax basis. These strategic decisions primarily relate to exiting our existing global manufacturing footprint and resulted in both cash and non-cash charges including severance and employee-related benefits, asset write downs and other costs. The other significant costs referenced in the Staff’s comment associated with our strategic actions in fiscal 2021 included the shutdown of our operational footprint in South America in connection with the jeanswear wind down. The largest component of the costs was a non-cash charge of approximately $42 million related to the release of currency translation amounts associated with the substantial liquidation of foreign entities in certain countries in South America. The remaining costs and related impact in fiscal 2021 were insignificant. Substantially all of the net impact of the adjustments associated with this exit strategy in fiscal 2020 related to various restructuring activities and other expenses associated with the shutdown of our operational footprint.

We have considered Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and note these charges clearly do not represent normal, recurring operating expenses necessary to operate the Company’s business. By excluding these items as part of our non-GAAP financial measures, we provide investors with useful supplemental information regarding our underlying business trends and the performance of our ongoing operations that is consistent with key financial information reviewed by the Company’s executives for assessing performance and decision-making.

Top 4 Brand Revenue Information

4.

We note the supplemental financial information disclosed herein and within your investor presentations that shows, on a percentage change and percentage change constant currency basis, “Top 4 Brand” revenue growth in total and by geographic region. We also note that you discuss the global changes in your periodic filings. Please tell us your consideration of disclosing in your periodic filings the dollar amounts of revenue for these top four brands and the geographic information provided in the supplemental table. It appears such information would be meaningful to investors. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

CONFIDENTIAL TREATMENT REQUESTED BY V.F. CORPORATION

CIK No. 0000103379

VF CORPORATION | 1551 Wewatta St., Denver, CO 80202 | VFC.com

The Registrant has requested confidential treatment of this response letter pursuant to Rule 83 of the Securities and Exchange Commission.

Response:

In response to the Staff’s comment, we will enhance our disclosures in future periodic filings to include the dollar amounts of revenue for the Company’s most significant brands in total and by geographic region. The following illustrates the tabular form disclosure we plan to incorporate within Management’s Discussion and Analysis in future periodic filings based on our current brand portfolio, with the initial disclosure provided in our annual report on Form 10-K for the period ending April 3, 2021.

The following tables present revenues by geography for VF’s top four brands:

Year Ended March 2021
(in millions)	Americas		Europe		Asia-Pacific		Global
Vans®	$	XXX	$	XXX	$	XXX	$	XXX
The North Face®	$	XXX	$	XXX	$	XXX	$	XXX
Timberland®	$	XXX	$	XXX	$	XXX	$	XXX
Dickies®	$	XXX	$	XXX	$	XXX	$	XXX

Year Ended March 2020
(in millions)	Americas		Europe		Asia-Pacific		Global
Vans®	$	XXX	$	XXX	$	XXX	$	XXX
The North Face®	$	XXX	$	XXX	$	XXX	$	XXX
Timberland®	$	XXX	$	XXX	$	XXX	$	XXX
Dickies®	$	XXX	$	XXX	$	XXX	$	XXX

*    *    *

We appreciate the Staff’s time and attention. I am available to discuss the above comments and our responses, as needed.

Sincerely,

/s/ Scott A. Roe
Scott A. Roe
Executive Vice President and Chief Financial Officer

CONFIDENTIAL TREATMENT REQUESTED BY V.F. CORPORATION

CIK No. 0000103379

VF CORPORATION | 1551 Wewatta St., Denver, CO 80202 | VFC.com